FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         For the month of November 2003

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F[_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [_] No [X]

     On November 2, 2003, the Registrant announced its financial results for the three and nine months ended September 30, 2003. Attached hereto is the press release announcing the results.

     This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

NEWS RELEASE


                       TOWER SEMICONDUCTOR LTD. ANNOUNCES
                   THIRD QUARTER AND NINE MONTHS 2003 RESULTS


MIGDAL HAEMEK, Israel-- November 2, 2003-- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced results for the third quarter and nine months ended September 30, 2003.

Sales for the third quarter of 2003 were $16.1 million, an increase of 25 percent over sales of $12.9 million in the prior quarter. In the third quarter of 2002, the company reported revenues of $16.2 million, which were comprised of $12.2 million in sales from operations and $4.0 million from a technology-transfer revenue.

Total third quarter loss was $37.1 million, or $0.77 per share, compared with a loss of $16.8 million, or $0.37 per share, for the second quarter of 2003, and compared with a loss of $14.5 million, or $0.48 per share, for the third quarter of 2002. The increase in loss results mainly from the commencement of Fab 2 depreciation and amortization expenses, which totaled $17.3 million for the quarter.

Sales for the nine months ended September 30, 2003, were $41.5 million, versus revenues of $36.2 million for the nine months ended September 30, 2002, which were comprised of $32.2 million in sales from operations and $4.0 million from a technology-transfer revenue.

The company reported a loss of $68.3 million, or $1.49 per share, for the nine months ended September 30, 2003, compared with a loss of $37.8 million, or $1.34 per share, in the nine months ended September 30, 2002.

"In the third quarter, Tower began to recognize Fab 2 sales in its financial results. This is a significant milestone for our customers, our investors and us. We are encouraged by the general improvement in demand for wafer-foundry services, and remain focused on ramping our 0.18-micron wafer outputs for the next several quarters. Accordingly, we are expecting moderate sales growth for the fourth quarter," said Carmel Vernia, chairman and CEO of Tower Semiconductor.

Tower's two fabs generated positive results during the reporting period. The third quarter marked the sixth consecutive quarter that Tower's Fab 1 had positive cash flow from operations. Fab 2 began to generate production revenue from 0.18-micron wafers during the quarter, with SanDisk Corporation representing the fab's largest customer.

Fab 2 capacity installation continues to progress on schedule. The company expects Fab 2 to achieve 8,500 wafer starts per month at the 0.18-micron technology node by year-end.

In addition to Fab 1's continuing strong presence in the CMOS image-sensor market, Fab 2 is already in the advanced stages of developing prototype CMOS image sensors using 0.18-micron technology. Tower seeks to broaden its position in the CMOS image-sensor market by offering differentiated and value-added services and technologies.

Harold Blomquist announced his resignation as CEO of Tower Semiconductor USA and senior vice president of Tower Semiconductor, Ltd. for personal reasons. Company management intends to quickly identify a qualified replacement.

Tower will host a conference call to discuss these results on Monday, November 3, 2003, at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-915-4836 (U.S. toll-free number) or 1-973-317-5319 (international) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and at www.towersemi.com, and will be available thereafter on both Web sites for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

                            FINANCIAL TABLES ATTACHED


About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) Our need to complete our financing package with our banks, which is a condition to receipt of the remainder of the fifth milestone payment from our wafer and equity investors in the amount of approximately $25.1 million, (ii) Our need to amend our previously approved revised fifth milestone arrangements with our wafer and equity partners to conform the fifth milestone terms to the arrangements we have concluded with our banks, (iii) Our need to obtain shareholders approval to our further revised fifth milestone arrangements and our financing package with our banks, (iii) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (iv) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, as well as obtaining additional business from new and existing customers, (v) our need to renegotiate our credit arrangements with our banks, to restructure certain financial covenants and to extend the deadlines by which we were and are required to meet the fifth and sixth milestones, which, in the absence of a renegotiated agreement, would result in an event of default under the credit facility in which event our banks would have the right to call our loans and exercise their liens against our assets and we would most likely face claims from our wafer partners, financial investors and the Investment Center, (vi) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center, (vii) ramp-up of production at Fab 2 (viii) completion of the development and/or transfer of advanced process technologies to be utilized in our existing facility and in Fab 2, (ix) initial production difficulties we may experience in connection with the functionality of the equipment installed in Fab 2 during its early manufacturing period , and (x) conditions in the market for foundry manufacturing services and for semiconductor products generally . A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included at "Risk Factors" in our most recent Annual Report on Form 20-F and form F-3, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                      # # #


INVESTOR RELATIONS CONTACT
Sheldon Lutch
Fusion IR & Communications
+1 (212) 268 1816
sheldon@fusionir.com

PR AGENCY CONTACT
Bruce Hokanson
Loomis Group
+1 (360) 574 4000
hokanson@loomisgroup.com

CORPORATE CONTACT
Doron Simon
Tower Semiconductor USA
+1 (408) 330 6888
pr@towersemi.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                                   AS OF SEPTEMBER 30,                DECEMBER 31,
                                                                                   -------------------                ------------
                                                                               2003                  2002                 2002
                                                                           ------------          ------------         ------------
                                                                                      (UNAUDITED)
                                                                         -------------------------------------
A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                   $         4,218       $         7,046      $         7,857
         SHORT-TERM INTEREST-BEARING DEPOSITS                                  2,500                11,500               10,500
         CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                       1,659                34,743               51,338
         TRADE ACCOUNTS RECEIVABLE (NET OF ALLOWANCE FOR
            DOUBTFUL ACCOUNTS OF $110, $250 AND $155, RESPECTIVELY)            9,302                 5,082                7,456
         OTHER RECEIVABLES                                                    14,564                21,338               21,322
         INVENTORIES                                                          17,058                10,085               10,201
         OTHER CURRENT ASSETS                                                  1,681                 2,030                1,407
                                                                     ---------------       ---------------      ---------------
            Total current assets                                              50,982                91,824              110,081
                                                                     ---------------       ---------------      ---------------

     LONG-TERM INVESTMENTS
         LONG-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                      11,945                11,544               11,893
         OTHER LONG-TERM INVESTMENTS                                           6,000                 6,000                6,000
                                                                     ---------------       ---------------      ---------------
                                                                              17,945                17,544               17,893
                                                                     ---------------       ---------------      ---------------

     PROPERTY AND EQUIPMENT, NET                                             576,425               435,485              493,074
                                                                     ---------------       ---------------      ---------------

     OTHER ASSETS                                                            105,260                84,913               95,213
                                                                     ===============       ===============      ===============

                TOTAL ASSETS                                         $       750,612       $       629,766      $       716,261
                                                                     ===============       ===============      ===============



LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         SHORT-TERM DEBT                                             $         4,000       $         4,000      $         4,000
         TRADE ACCOUNTS PAYABLE                                               65,772                54,559               76,083
         OTHER CURRENT LIABILITIES                                             9,382                 8,819                8,071
                                                                     ---------------       ---------------      ---------------
                Total current liabilities                                     79,154                67,378               88,154

     LONG-TERM DEBT                                                          347,000               254,000              253,000

     CONVERTIBLE DEBENTURES                                                   25,552                23,369               24,121

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                              46,920                32,578               47,246

     OTHER LONG-TERM LIABILITIES                                               5,869                 5,332                5,406
                                                                     ---------------       ---------------      ---------------
                Total liabilities                                            504,495               382,657              417,927
                                                                     ---------------       ---------------      ---------------
     SHAREHOLDERS' EQUITY
         ORDINARY SHARES, NIS 1 PAR VALUE - AUTHORIZED
            100,000,000 SHARES; ISSUED 50,079,146, 31,511,228
            AND 44,735,532 SHARES, RESPECTIVELY                               12,479                 8,537               11,294
         ADDITIONAL PAID-IN CAPITAL                                          415,645               338,777              400,808
         SHAREHOLDER RECEIVABLES AND UNEARNED COMPENSATION                       -26                   -74                  -53
         ACCUMULATED DEFICIT                                                -172,909               -91,059             -104,643
                                                                     ---------------       ---------------      ---------------
                                                                             255,189               256,181              307,406
         TREASURY STOCK, AT COST - 1,300,000 SHARES                           -9,072                -9,072               -9,072
                                                                     ---------------       ---------------      ---------------
                Total shareholders' equity                                   246,117               247,109              298,334
                                                                     ===============       ===============      ===============

                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $       750,612       $       629,766      $       716,261
                                                                     ===============       ===============      ===============


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)



                                                        NINE MONTHS ENDED               THREE MONTHS ENDED           YEAR ENDED
                                                          SEPTEMBER 30,                    SEPTEMBER 30,            DECEMBER 31,
                                                  --------------------------        ------------------------        ------------
                                                       2003           2002              2003         2002               2002
                                                  ------------   -----------        ------------  ----------        ------------
                                                           (unaudited)                     (unaudited)
                                                  --------------------------        ------------------------
SALES                                             $    41,545    $    36,229        $   16,074    $   16,187         $  51,801

COST OF SALES                                          75,816         49,956            38,548        21,078            67,022
                                                  -----------    -----------        ----------    ----------         ---------
            GROSS LOSS                                -34,271        -13,727           -22,474        -4,891            15,221
                                                  -----------    -----------        ----------    ----------         ---------
OPERATING COSTS AND EXPENSES

         RESEARCH AND DEVELOPMENT                      12,551         10,184             3,895         3,642            17,031
         MARKETING, GENERAL AND ADMINISTRATIVE         17,064         11,807             6,300         4,680            17,091
                                                  -----------    -----------        ----------    ----------         ---------
                                                       29,615         21,991            10,195         8,322            34,122
                                                  ===========    ===========        ==========    ==========         =========

            OPERATING LOSS                            -63,886        -35,718           -32,669       -13,213            49,343

FINANCING EXPENSE, NET                                 -4,293         -2,100            -4,264        -1,300            -2,104

OTHER INCOME (EXPENSE), NET                               -87             --              -153            --                45
                                                  -----------    -----------        ----------    ----------         ---------
                   LOSS FOR THE PERIOD            $   -68,266    $   -37,818        $  -37,086    $  -14,513         $ -51,402
                                                  ===========    ===========        ==========    ==========         =========


BASIC LOSS PER ORDINARY SHARE

          (**) Loss per share                     $     -1.49    $     -1.34        $    -0.77    $    -0.48         $   -1.63
                                                  ===========    ===========        ==========    ==========         =========

         WEIGHTED AVERAGE NUMBER OF ORDINARY
            SHARES OUTSTANDING - IN THOUSANDS          45,788         28,129            48,360        30,211            31,523
                                                  ===========    ===========        ==========    ==========         =========




(**) Basic and diluted loss per share in accordance with U.S. GAAP would be $1.49 and $0.77 for the nine and three months ended September 30, 2003 [$1.34 and $0.48 in the nine and three months ended September 30, 2002, respectively and $1.63 for the year ended December 31, 2002].

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date:  November 4, 2003                              By: /s/ Amir Harel
                                                         --------------------
                                                         Amir Harel
                                                         Chief Financial Officer